FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2017

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

 United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X            Form 40-F  __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                 No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
LYNPARZA: SIGNIFICANT PFS IN BRCAm BREAST CANCER

5 June 2017 07:00 BST

LYNPARZA SIGNIFICANTLY REDUCES THE RISK OF DISEASE WORSENING OR DEATH IN PATIENTS WITH BRCA-MUTATED METASTATIC BREAST CANCER

OlympiAD was the first positive Phase III trial to evaluate the efficacy and safety of a PARP inhibitor beyond ovarian cancer

Lynparza tablets reduced risk of disease worsening or death by 42%

The overall safety profile was consistent with previous trials of Lynparza

AstraZeneca today presented positive results from its Phase III OlympiAD trial that showed a statistically-significant and clinically-meaningful improvement in progression-free survival (PFS) for patients treated with Lynparza (olaparib) tablets (300mg twice daily), compared to treatment with physician's choice of a standard of care chemotherapy. In addition to meeting its primary endpoint of PFS assessed by blinded independent central review (BICR), the trial showed that patients treated with Lynparza had a 42% reduction in risk of their disease worsening or death (HR 0.58; 95% CI 0.43-0.80; p=0.0009; median 7.0 vs 4.2 months) compared to those who received chemotherapy (capecitabine, vinorelbine, eribulin).

The data were presented at the 2017 ASCO Annual Meeting in Chicago, during today's Plenary

Session from 15:10-15:25 CDT (Abstract LBA4).[i] The trial was designated for the "Best of ASCO" selection, underscoring the importance of these results for patients and physicians, and the results are published in the New England Journal of Medicine.

Mark E. Robson, Clinic Director of the Clinical Genetics Service at Memorial Sloan Kettering Cancer Center, New York and Principal Investigator of OlympiAD said, "The OlympiAD data presented today demonstrate the benefit of olaparib in delaying the progression of advanced BRCA-mutated breast cancer. With few alternatives available, a targeted non-chemotherapy oral treatment in this setting could be a beneficial new option for patients."

Sean Bohen, Executive Vice President, Global Medicines Development and Chief Medical Officer at AstraZeneca, said, "The OlympiAD results shared today mark the first time a targeted therapy shows benefit over the current standard of care for patients with HER2-negative gBRCA-mutated metastatic breast cancer. This also represents an important milestone for Lynparza as this is the first positive Phase III trial in which a PARP inhibitor has shown a significant benefit for patients outside of ovarian cancer."

Patients in the trial had HER2-negative germline BRCA1 or BRCA2-mutated breast cancer and were receiving Lynparza as their first, second or third-line medicine for metastatic disease. Before enrolment, patients had prior treatment with an anthracycline (unless contraindicated) and a taxane; hormone receptor-positive patients received at least one endocrine medicine or were not eligible for endocrine medicines.i

Secondary endpoints showed an improvement in time until second progression or death (PFS2) in the Lynparza arm of the trial, compared to those treated with chemotherapy (HR 0.57; 95% CI: 0.40-0.83).i In addition, the objective response rate (ORR) was more than doubled, with 59.9% of patients in the Lynparza arm showing response to treatment, compared to 28.8% of patients treated with chemotherapy.i

A review of the Lynparza safety data from the OlympiAD trial did not identify any new safety signals and the overall safety profile was consistent with previous trials of Lynparza. There was a lower incidence of grade ≥3 adverse events in the Lynparza arm compared to the chemotherapy arm (36.6% vs 50.5% respectively). A smaller proportion of patients discontinued treatment in the Lynparza arm compared to the chemotherapy arm (4.9% vs 7.7% respectively).

About OlympiAD
OlympiAD is a randomised, open label, multi-centre Phase III trial assessing the efficacy and safety of Lynparza (300mg tablets twice daily) to 'physician's choice' chemotherapy (capecitabine, vinorelbine, eribulin) in 302 patients with HER2-negative metastatic breast cancer with germline BRCA1 or BRCA2 mutations, which are predicted or suspected to be deleterious. The international trial was conducted in 19 countries from across Europe, Asia, North America and South America.

Within the eligible patient population, there was a 1:1 ratio between triple-negative breast cancer (TNBC) and hormone receptor positive (ER+ and/or PR+) patients.

The primary endpoint of the trial was progression-free survival (PFS) as measured by a Blinded Independent Central Review (BICR). Secondary endpoints include overall survival (OS), time to second progression or death (PFS2), objective response rate (ORR), and effect on health-related quality of life (HRQoL).i

About Lynparza (olaparib)
Lynparza (olaparib) is an innovative, first-in-class oral poly ADP-ribose polymerase (PARP) inhibitor that may exploit tumour DNA damage response (DDR) pathway deficiencies to preferentially kill cancer cells. Lynparza is the foundation of AstraZeneca's industry-leading portfolio of approved and potential new medicines targeting DNA damage response (DDR) mechanisms in cancer cells.

Lynparza is currently approved by regulatory health authorities in the EU for use as monotherapy for the maintenance treatment of adult patients with platinum-sensitive relapsed BRCA-mutated (germline and/or somatic) high grade serous epithelial ovarian, fallopian tube or primary peritoneal cancer who are in response (complete or partial) to platinum-based chemotherapy.[i] It is also approved in the US as monotherapy in patients with deleterious or suspected deleterious germline BRCA-mutated (as detected by an FDA-test) advanced ovarian cancer who have been treated with three or more prior lines of chemotherapy.[ii]

Lynparza is currently being tested in another separate adjuvant (non-metastatic) breast cancer Phase III trial called OLYMPIA. This trial is still open and recruiting patients internationally.

About Metastatic Breast Cancer
Approximately one in eight women will be diagnosed with breast cancer in the US.[iii] Of these patients, approximately one third are either diagnosed with, or progress to, the metastatic stage of the disease.[iv] Despite treatment options increasing during the past three decades there is currently no cure for patients diagnosed with metastatic breast cancer. Thus, the primary aim of treatment is to slow progression of the disease for as long as possible, improving, or at least maintaining, a patient's quality of life.

About Germline BRCA mutations
BRCA1 and BRCA2 are human genes that produce proteins responsible for repairing damaged DNA and play an important role in maintaining the genetic stability of cells. When either of these genes is mutated, or altered, such that its protein is either not made or is faulty, DNA damage may not be repaired properly. As a result, cells are more likely to develop additional genetic alterations that can lead to cancer.[v]

Specific inherited mutations in BRCA1 and BRCA2 increase the risk of female breast and ovarian cancers, among others. Together, BRCA1 and BRCA2 mutations account for about 20 to 25% of hereditary breast cancers[vi] and about 5 to 10% of all breast cancers[vii]. In addition, mutations in BRCA1 and BRCA2 account for around 15% of ovarian cancers overall Breast and ovarian cancers associated with BRCA1 and BRCA2 mutations tend to develop at younger ages than their nonhereditary counterparts.

About AstraZeneca in Oncology
AstraZeneca has a deep-rooted heritage in Oncology and offers a quickly growing portfolio of new medicines that have the potential to transform patients' lives and the Company's future. With at least 6 new medicines to be launched between 2014 and 2020 and a broad pipeline of small molecules and biologics in development, we are committed to advancing Oncology as one of AstraZeneca's five Growth Platforms focused on lung, ovarian, breast and blood cancers. In addition to our core capabilities, we actively pursue innovative partnerships and investments that accelerate the delivery of our strategy, as illustrated by our investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms -- immuno-oncology, the genetic drivers of cancer and resistance, DNA damage response and antibody drug conjugates -- and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three main therapy areas - Oncology, Cardiovascular & Metabolic Diseases and Respiratory. The Company also is selectively active in the areas of autoimmunity, neuroscience and infection. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit www.astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Esra Erkal-Paler	UK/Global	+44 7771 740311
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Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Craig Marks	Finance, Fixed Income, M&A	+44 7881 615 764
Henry Wheeler	Oncology	+44 203 749 5797
Mitchell Chan	Oncology	+1 240 477 3771
Lindsey Trickett	Cardiovascular & Metabolic Diseases	+1 240 543 7970
Nick Stone	Respiratory	+44 203 749 5716
Christer Gruvris	Autoimmunity, Neuroscience & Infection	+44 203 749 5711
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Adrian Kemp
Company Secretary, AstraZeneca PLC

References

[i] Robson M., Im SA., Senkus E., et al, OlympiAD: Phase III trial of olaparib monotherapy versus chemotherapy for patients (pts) with HER2-negative metastatic breast cancer (mBC) and a germline BRCA mutation (gBRCAm), Presented at the American Society of Clinical Oncology Annual Meeting, Chicago; June 2-6, 2017. http://abstracts.asco.org/199/AbstView_199_186720.html. Last accessed June 2017.
[i] Committee for Medicinal Products for Human Use (CHMP). CHMP summary of positive opinion for Lynparza. Available at: http://www.ema.europa.eu/docs/en_GB/document_library/Summary_of_opinion_-_Initial_authorisation/human/003726/WC500176336.pdf. Last accessed April 2017.
[ii] US Food and Drug Administration (FDA). Lynparza Highlights of Prescribing Information. Available at: http://www.accessdata.fda.gov/drugsatfda_docs/label/2014/206162lbl.pdf Last accessed April 2017.
[iii] National Cancer Institute. Breast Cancer Fact Sheet. Available at: https://www.cancer.gov/types/breast/risk-fact-sheet Last accessed April 2017.
[iv] Dr Joyce O'Shaughnessy; Extending Survival with Chemotherapy in MBC" The Oncologist 2005:10
[v] NCI website - BRCA Fact-sheet … https://www.cancer.gov/about-cancer/causes-prevention/genetics/brca-fact-sheet.
[vi] Easton DF. How many more breast cancer predisposition genes are there? Breast Cancer Research 1999; 1(1):14-17.
[vii] Campeau PM, Foulkes WD, Tischkowitz MD. Hereditary breast cancer: New genetic developments, new therapeutic avenues. Human Genetics 2008; 124(1):31-42.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 05 May 2017	By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary